Graubard Miller
The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8696
email address
srosenberg@graubard.com

January 17, 2006

VIA FACSIMILE AND EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CEA Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed January 9, 2006
File No. 333-129314

Dear Mr. Reynolds:

On behalf of CEA Acquisition Corporation (“Company”), we respond as follows to the Staff’s comment letter dated January 13, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to Duc Dang. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Mr. John Reynolds

Securities and Exchange Commission

January 17, 2006

Questions and Answers about the Proposal, page 8

1.	We note your response to prior comment two of our letter dated December 28, 2005 and the additional disclosure that either etrials or CEA has the “option” to terminate the merger. The additional disclosure does not appear consistent with the terms of the merger agreement. The terms on page A-48 and A-49 discuss the five percent appraisal limit as a condition upon which the merger is subject to. Please revise your disclosure accordingly or advise.

Section 9.11 of the Merger Agreement states that “at any time prior to the closing of the merger, etrials or the Company may, to the extent legally allowed…(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained therein. Any agreement on the part of a party thereto to any such extension or waiver shall be valid only if set forth in the instrument in writing signed on behalf of such party.”

We have revised the section entitled “Questions and Answers about the Prospectus” on page 11 to indicate that as a condition to the consummation of the merger, holders of no more than five percent of the shares of any of etrials’ three classes of capital stock shall have taken action to exercise their appraisal rights pursuant to Section 262 of the DGCL, but that etrials or the Company may waive such provision in accordance with Section 9.11 of the merger agreement.

Merger Consideration, page 70

2.	We note your response to prior comment eight. It is not clear how the exercise of existing warrants and options would benefit all current etrials’ shareholders to the extent that an inducement would be necessary to affect such exercises. Please revise to discuss the purpose for providing an inducement to the current warrant and option holders at the expense of etrials’ shareholders who do not own any similar securities.

Also, please revise to disclose the ratio on which etrials’ shares would be exchanged for CEA’s shares assuming no exercise of any warrants or options so that the minority shareholders of etrials can better understand the merger consideration they will receive.

We have revised the discussion of the allocation of the merger consideration beginning on page 63 of the prospectus to discuss the business purpose for inducing certain etrials warrant holders to exercise their warrants, and to disclose what the conversion ratio in the merger would be assuming that no etrials warrant or option holders exercised their warrants or options prior to the merger. Please note that the original conversion ratio disclosed in Amendment No. 2 already

Mr. John Reynolds

Securities and Exchange Commission

January 17, 2006

assumed that no etrials options were exercised prior to the merger. Therefore, the major change in the assumptions was to also assume that no warrants were exercised.

Expected Effects of Merger on Business of etrials, page 105

3.	We note your response to prior comment 11. We also note that before etrials was introduced to EarlyBirdCapital, it was already contemplating a merger with a special purpose acquisition company in order to obtain additional funds. It would appear that etrials was aware of its plan to acquire additional capital. Also, considering the investors of CEA will be making an investment decision in deciding whether or not to vote for the transaction, the disclosure of etrials intended use of the trust proceeds should be discussed in detail. If possible, please revise to provide similar detail to that which would be required by Item 504 of Regulation S-K.

We have revised the discussion of the use of the trust proceeds in the section entitled “Other Information Related to Etrials – Expected Effects of Merger on Business of etrials” on page 97 to provide the additional detail to that which would be required by Item 504 of Regulation S-K.

The etrials Business, page 106

4.	We note your response to prior comment 14. We also note the additional disclosure that as part of the license agreement with MiniDoc you agreed to assume the liability related to “past infringement of a later technology.” The response letter indicates that property rights you acquired “do not directly relate” to the patent infringement suit. As such, please revise to clarify which technology is used to base the royalty payments to PHT.

We have expanded our disclosure in the section entitled “The etrials Business” on page 101 to clarify that the MiniDoc liability assumed by etrials was related to the period of August 1, 2000 to July 22, 2002 when MiniDoc owned both Araccel Corporation and Araccel Limited. The liability was related to revenues generated from patient diary technology which had direct modem transmission capabilities to a central server, which technology infringed upon the PHT patent. The MiniDoc diary technology which did not have such direct modem capabilities was not technology which infringed upon the PHT patent.

We have modified page 107 to clarify that the revenues from the Araccel diary technology, which technology uses the Windows CE operating system and current personal digital assistant devices with modem capabilities to transmit patient data to a central server, are those that are subject to royalties to PHT under etrials settlement agreement with PHT.

Mr. John Reynolds

Securities and Exchange Commission

January 17, 2006

5.	The disclosure on page 151 states that prior to executing the license agreement that etrials used the MiniDoc Diary Software pursuant to oral agreements. We note that you have not received any revenue from sales of the diaries in 2005. Please revise to clarify if the agreement entered into in August 2005 relates to the same software as those which were subject to the oral agreements. If so, please revise to explain the purpose of entering into the agreement and assuming the liability relating to the PHT technology if you no longer sell the technology related to the diaries. If any current officers, directors, or signing shareholders have an interest in MiniDoc, please revise to highlight such interest. Also, disclose any other material terms of the license agreement. For instance, duration of the agreement and the royalty structure would appear to be material terms that are not disclosed.

We have revised page 143 of the section entitled “The etrials Business” to clarify that the MiniDoc license agreement entered into in August 2005 was solely for the MiniDoc diary technology which includes proprietary hardware, software, and patents. In addition, we confirm that the MiniDoc technology does not infringe on the diary technology protected by the PHT patent.

We have also revised page 143 to disclose etrials’ purpose in entering into the license agreement with MiniDoc AB for the MiniDoc diary technology and intellectual property rights, which was to protect itself from future patent infringement claims related to the MiniDoc patent technology and as a defensive measure since the rights etrials derived from the license agreement enable etrials to sue others for infringement of the MiniDoc patents, which could be of strategic importance were other diary technology patent holders to make patent infringement claims against etrials in the future.

We have also revised page 143 to disclose that Hans Lindroth and Infologix own approximately 0.35% and 39%, respectively, of the stock of MiniDoc AB. Infologix is also one of the etrials Signing Stockholders. Finally, we have revised page 141 to highlight the key terms of the MiniDoc license, including the term of the agreement.

Supplemental accounting questions

We have revised the consent of Ernst & Young, LLP to include a current date and the PCAOB language as requested by Hugh West.

Mr. John Reynolds

Securities and Exchange Commission

January 17, 2006

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/    Sherie B. Rosenberg

Sherie B. Rosenberg

cc:	J. Patrick Michaels, Jr.
Donald Russell
Robert Moreyra
Harold Ewen
Brad Gordon
John K. Cline
James W. Clark, Jr.
Mark Jewett
James Verdonik, Esq.
Amalie Tuffin, Esq.